EXHIBIT 23.6

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in the Supplement No. 15 to the prospectus dated October 6, 2006 of our report dated November 28, 2007 related to the statement of revenues and certain operating expenses of the properties located at 200 South Wacker, One Financial Place and 10/120 South Riverside for the year ended December 31, 2006 (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement), appearing in the Prospectus, which is part of the Registration Statement and to the references to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Dallas, Texas

November 30, 2007